FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news News Release

Item 1

OTHER NEWS

Subject: Outcome of the meeting of the Board of Directors of ICICI Bank Limited held on January 30, 2019

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Please find enclosed the attached press release based on enquiry report considered by the Board received from Hon’ble Mr. Justice (Retd.) B. N. Srikrishna today.

Please take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 30, 2019

ICICI Bank Statement on Findings in the Enquiry Report of Hon’ble Mr. Justice (Retd.) B.N. Srikrishna

Pursuant to the decision of the Board of Directors of ICICI Bank on May 29, 2018, the Audit Committee of the Bank had on June 6, 2018 appointed former Supreme Court judge, Hon’ble Mr. Justice (Retd.) B. N. Srikrishna as the Head of Enquiry (HOE) to undertake a comprehensive enquiry on allegations against Ms. Chanda Kochhar. The HOE was assisted by a law firm, and a forensic and investigative services firm for the conduct of the enquiry.

The Bank has received the Enquiry Report from HOE, and the Board of Directors considered the same at the Board Meeting held on January 30, 2019.

The Enquiry Report, with the scope period of April 1, 2009 to March 31, 2018 (unless specific information required enquiry into transactions or facts of an earlier period), concluded, primarily on account of ineffectively dealing with conflict of interest and due disclosure or recusal requirements, that Ms Chanda Kochhar was in violation of the ICICI Bank Code of Conduct, its framework for dealing with conflict of interest and fiduciary duties, and in terms of applicable Indian laws, rules and regulations.

The Enquiry Report also concluded that her lack of diligence with respect to annual disclosures as required by the Bank in terms of its internal policies, the ICICI Bank Code of Conduct and applicable Indian laws, rules and regulations on her interests (direct or indirect) towards avoidance of conflict of interest, when considered that the Bank’s processes were dependent solely on the directors discharging their fiduciary duty to recuse themselves and avoid conflict, implies that the Bank’s processes were rendered ineffective by her approach to such disclosures and avoidance of conflict.

The Bank notes that there are no implications of the Enquiry Report on its published financial statements (Indian or US GAAP) for the relevant periods.

Following the receipt of the Enquiry Report, and due consideration of the Enquiry Report and the conclusions thereat, after due deliberations, the Board of Directors decided to treat the separation of Ms Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences (including revocation of all her existing and future entitlements such as any unpaid amounts, unpaid bonuses or increments, unvested and vested & unexercised stock options, and medical benefits), and require the clawback of all bonuses paid from April 2009 until March 2018, and to take such further actions as may be warranted in the matter.

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

For further press queries please call Sujit Ganguli/Kausik Datta at 91-22-2653 8525 /91-22-2653 7026 or email:  corporate.communications@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 30, 2019	By:	/s/ Vivek Ranjan
		Name :	Mr. Vivek Ranjan
		Title :	Chief Manager